Exhibit 4.3

ZOOZ POWER LTD.

DIRECTORS AND OFFICERS

COMPENSATION POLICY

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A.	General Background; Purpose of the Document

1.	ZOOZ Power Ltd. (the “Company”) attaches great importance to the human factor in all of the Company’s echelons and in particular the officeholders in the Company’s management echelon. Therefore, and in view of past experience, adequate and proper compensation of the Company’s officers is significantly important, inter alia, by way of providing adequate compensation to the officeholders of the Company for their contribution to its business success, considering, among other things, the officeholders’ fields of responsibility and the Company’s risk management policy.

2.	The Company has concluded the officeholders’ compensation policy (the “Compensation Policy”) in a manner that takes into account improvement of the business processes and business conduct of the Company in its business environment and encourages increasing the Company’s profitability over time. The Compensation Policy was conceived in such manner as will be consistent with the Company’s business strategy, and in such manner intended to increase the officeholders’ sense of identity with the Company and its activities, increase their satisfaction and motivation and enhance retention of the Company’s qualified officeholders over time.

3.	The Compensation Policy was formed according to the principles set forth in the Companies Law 5759- 1999 (the “Companies Law”).

4.	It is emphasized that this document does not establish any right for the applicable officeholders or for any other third party. The Company is not obligated to grant the officeholders the components specified in the Compensation Policy, in whole or in part, and is not obligated to grant the maximum rate set for any of the compensation components. The compensation components to which an officeholder will be entitled will be solely those approved specifically with regard to him by the Company’s competent organs (the compensation committee (the “Committee”), board of directors (the “Board”), and the shareholders’ general meeting (“General Meeting”), as the case may be, and subject to the provisions of any law).

5.	This Compensation Policy is not to be deemed as exhausting all of the provisions of the law or the definitions therein. This Compensation Policy does not substitute or derogates from the provisions of any laws and regulations.

6.	The Compensation Policy will apply to compensation approved starting from the adoption date of this Compensation Policy. The Compensation Policy does not prejudice the Company’s existing engagements with officeholders.

7.	This policy is drafted in the masculine gender but refers to both men and women.

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B.	Principles of the Compensation Policy

The terms of office and employment of the Company’s officeholders will be determined considering, and in accordance with, the following principles:

8.	When examining and approving an officeholder’s terms of office and employment, the Compensation Committee and the Board are required to address all of the compensation components including the monthly salary, related benefits, retirement grant (bonus, payment, remuneration, severance pay or any other benefit given to the officer in relation to the termination of his office with the Company, including an advance notice period), and any and all benefits, payments or payment commitments or giving of benefits as aforesaid, if any, which are given due to such office or employment.

9.	In accordance with the Company’s risk management policy, as being from time to time, action should be taken for the variable compensation components not to encourage taking risks over and above the Company’s desired risk range.

10.	When examining and approving an officeholder’s terms of office and employment, the Compensation Committee and the Board will receive information regarding the education, skills, expertise, professional experience and achievements of the officeholder during his service with the Company (insofar as he shall have held office therewith prior to the approval date), and outside of the Company. In addition, insofar as will be required by the Compensation Committee (and without any obligation to do so), comparable information will be presented with respect to officeholders in several public companies that are similar to the Company, insofar as possible, whose shares are traded on the Tel Aviv Stock Exchange Ltd.

Upon approval of terms of office and employment of an officeholder being appointed for the first time, and in accordance with a request from the Compensation Committee, the members of the Compensation Committee and the Board will be presented, insofar as possible, with certificates and documents attesting the officeholder’s education and professional experience.

11.	The amounts set forth in the Compensation Policy will be indexed once a year, in February of each year, to the increase in the consumer price index, based on the consumer price index known for January (which is published in February). It is clarified that insofar as the aforesaid index will decrease, the amounts set forth in the Compensation Policy will not be consequently reduced.

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12.	Compensation Ratio

12.1	Upon the determination of terms of office or employment, the Compensation Committee and the Board will examine the ratio between the cost of the officeholder’s terms of office and employment, and the “cost of the salary” of the other Company’s employees and the “contract workers employed with the Company”[1], and state whether, in their opinion, the ratio is appropriate and reasonable, considering the nature of the Company, its size, mix of manpower employed therewith and its field of business.

12.2	As of the date hereof[2], the ratio between the average cost of the terms of office and employment of an active chairperson of the Board (“Active Chairperson”), the Chief Executive Officer of the Company (“Chief Executive Officer”) and the officeholders who are not directors (based on the cost of their salary for a full-time position with the Company), and the cost of the average salary and the median salary of the other Company employees and the contract workers employed by the Company, are:

	Average	Median
Chief Executive Officer	1:3.5	1:3.5
Active Chairperson	-	-
Other officeholders	1:1.7	1:1.8

The Company deems that the ratios are reasonable, considering its size, nature of activity, the expertise and proficiency required of the officeholders at the Company, and the nature of its business, and that the aforesaid ratios do not have an adverse effect on the work relations at the Company.

12.3	The ratio between the variable components and the fixed components to be given to the officeholder will be determined in accordance with the Company’s risk management policy and the objectives of this Compensation Policy. Conformance between the compensation components will be expressed through proper compensation for quality employees while encouraging the taking of measured risks which will improve the Company’s performance. In any given year, the desired ratio of the variable components and the fixed components of the Company’s officeholders will be as follows:[3]

Chief Executive Officer, Active Chairperson – the variable compensation component (bonus and equity) will not exceed 70% of the total cost of the compensation package (fixed, bonus and equity)

Other officeholders – the variable compensation (bonus and equity) will not exceed 60% of the total cost of the compensation package (fixed, bonus and equity).

1 The meaning of the terms “cost of salary” and “contract workers employed by the Company” will be as defined in Section(3) of First Schedule A Part A of the Companies Law.

2 The figures in this section are based on the salary costs immediately after the closing of the public offering.

3 It is emphasized that this refers to the planned ratio only, under the assumption of receipt of the target bonus determined for each of the officers of the Company or the relevant subsidiaries (if any). The actual ratio in a given year between the components of the compensation package may be different, due to under- or over-performance that may affect the variable compensation as provided in this Compensation Policy. When calculating the aforesaid ranges, the payment of a one-time bonus was not taken into account.

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13.	An Immaterial Change to Terms of Office and Employment

13.1	An immaterial change to terms of office and employment of the Chief Executive Officer will be approved by the Compensation Committee and the Board only, subject to the terms of office and employment of the Chief Executive Officer, after the aforesaid change, being consistent with the Compensation Policy.

13.2	An immaterial change to terms of office and employment of a Deputy Chief Executive Officer or another officeholder who reports to the Chief Executive Officer will be approved by the Chief Executive Officer of the Company only, subject to his terms of office and employment after the change as aforesaid being consistent with the Compensation Policy.

For purposes of this Compensation Policy, an “immaterial change” will be considered a change of up to ten percent (10%) compared to the compensation package that was approved (in the aggregate, over the entire Compensation Policy period), provided that the same does not exceed the caps stated in this Compensation Policy.

C.	Fixed Components

14.	The maximum monthly base salary (the “Base Salary”) for the officers at the Company is as specified below:

Position	Maximum Base Salary compensation (in ILS in thousands)
Chief Executive Officer	85
Active Chairperson	75
Another officeholder (except for a director) (an “Executive”)	65

The amounts stated in the table above are for a full-time (100%) position.

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The Base Salary for purposes of this table is a (gross) monthly salary, excluding variable salary components (if any are being paid) and related benefits, such as: various bonuses, car, telephone, reimbursement of expenses, etc., and social benefits and benefits related to the salary (including: provisions for managers’ insurance and/or pension funds, study funds, vacation leave, recuperation pay, sick leave, etc.). When an officeholder receives the compensation as management fees, the Base Salary includes the entire management fee amount (before VAT), but does not include (either as an employee, or as management fees) the variable compensation components (if any are being paid) and the related benefits as specified below.

15.	In case of an officeholder who is employed part-time, the amounts will be calculated in a proportionate manner, according to the position percentage however, the competent organs may determine that the amount paid will be higher than the proportionate amount which is obtained.

16.	The aforesaid Base Salary of each officeholder will be examined by the Compensation Committee and the Board from time to time, and updated if necessary, after it is examined vis-à-vis the Company’s business position and the manpower employed thereby at such time.

17.	Officeholders employed in the context of an employment agreement (i.e., who do not render management services based on a management agreement with a Company owned by them), will be entitled to social benefits as is customary in the employment market and in accordance with the Company’s standard practice, such as provisions for a provident fund, pension, and managers’ insurance due to compensation and severance pay, which will be no less than the provisions pursuant to the law, provisions for a study fund, disability insurance, vacation leave, sick leave and recuperation pay.

It is clarified that for officeholders holding office in accordance with a management agreement with a company owned by them, there will be no employment relations with the Company, and they will not be entitled to related benefits in this item, because the same are grossed-up in the management fees as aforesaid.

18.	The terms of office and employment for officeholders, whether they hold office with the Company by virtue of a management agreement or are employed as hired employees with the Company, may include additional benefits, including: a car (including its value) and car expenses as is customary for officers in their rank, gross-up for car and telephone, gross-up of a study fund above the tax exemption ceiling, a 13th salary, telephone and cellular telephone expenses (including reimbursement of travel expenses), entitlement to payment of sick leave starting from the first day of absence, annual vacation leave (including accumulation and cash-in of leave), holiday gifts, medical assessments etc.

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In addition, the officeholders may be entitled to reimbursement/payment of reasonable expenses actually incurred by them in the context of their duties according to the Company’s policy as determined from time to time, including hospitality expenses and per diems in the context of their duties according to the Company’s procedures. There is no cap for the total financial reimbursement as aforesaid.

The Company will be entitled to gross-up taxes imposed on the officeholder due to a component or components of the compensation, including any benefit given to him.

19.	In special cases it will be possible to pay a signing bonus to a new officeholder in the scope of up to 3 months Base Salary (separately from other bonuses specified in this policy). It is clarified that the officeholder may be required to return a signing bonus that was paid to him to the Company, in whole or in part, if he leaves the Company of his own accord within two years of his work commencement date (clawback).

D.	Variable Components

20.	The Company will be entitled to pay the officeholder an annual bonus according to parameters and targets to be determined in a bonus plan (that will be brought for approval by the Compensation Committee and the Board) or specifically for each officeholder, or in the context of his employment agreement or office, in respect of each year, or for a longer period of time, all in the discretion of the organ authorized to set the targets. The annual bonus for officers will be based on measurable and qualitative targets or any combination thereof. When the officeholder is a controlling shareholder of the Company or his relative, as defined in the law (collectively, a “Controlling Shareholder”), additional approvals will be required pursuant to the law.

The quantitative indicators will be determined in advance while the performance evaluation based on qualitative indicators will be made in retrospect. The Board may decide to change the targets for any of the Company’s officeholders, following the recommendation of the Compensation Committee. It is clarified that the targets will be changed retroactively if there are special circumstances (for example – a change of position during the year, a change to the Company’s business or assets, entry into new projects, performance of material transactions in the year, requiring the officeholder to divert his managerial attention to them) or material events that occurred, justifying the change to the targets in such a manner as is mandated by the special circumstances or events, and all without prejudicing the Company’s best interests.

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The relative weight of the personal targets and the qualitative targets out of the entirety of the bonus targets will be as follows:

Position	Relative weight
	Personal measurable targets	Company-level measurable targets	Qualitative targets
Chief Executive Officer	80%-100%		0%-20% but no more than 3 salaries
Active Chairperson/ a director providing services to the Company	80%-100%		0%-20% but no more than 3 salaries
Executive	30%-60%	30%-50%	30%-60%

However, the scope of the bonus for the Company’s CEO based on discretionary qualitative targets will not exceed three (3) times the Base Salary.

21.	Measurable Targets

21.1	Personal targets: at least one of the measurable components that are directly affected by the activity of the relevant officeholder will be included, such as: an indicator of completion of milestones in significant projects; an indicator of compliance with internal procedures and compliance with the provisions of the law. The indicators will include, inter alia, long-term targets.

21.2	Company-level targets: one or more of the following measurable components: net profit, EBITDA, operating profit, profit before tax, sales, strategic collaboration, strategic contracts, revenues, the yield on capital, increased profitability or sales compared to previous years or KPIs.

Setting Targets

The organs at the Company which are authorized to determine the measurable targets due to which a bonus will be paid in a specific year are the following: with respect to a director – the General Meeting (other than the exceptions specified below); with respect to the Chief Executive Officer – the Compensation Committee and the Board; with respect to the other officeholders – the Chief Executive Officer or the Compensation Committee, or the Board.

The aforesaid notwithstanding, upon fulfillment of all of the conditions listed in Subsection (a) or in Subsection (b) below, the targets due to which a bonus will be paid to a director, in a specific year, will be determined by the compensation committee and the board (and not by the general meeting):

a.	The resolution of the compensation committee and the board on determining the targets is consistent with the compensation policy; the targets that will be set will be measurable targets only; the scope of the potential bonus to be given based on the aforesaid targets will not exceed three (3) salaries; the targets were predetermined by the Compensation Committee and the Board.

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b.	The resolution of the Compensation Committee and the Board on determining the targets is consistent with the co Compensation Policy; the officeholder with respect to whom the aforesaid targets will be set is an officer who, in addition to holding office as a director, also holds office in a managerial or operational position at the Company; the aforesaid targets will be approved by the Compensation Committee and the Board, without the participation of the directors who receive target-based compensation from the Company (whether in their capacity as directors or in their capacity as other officers of the Company).

The Company’s organs which are authorized to approve the bonus according to non-measurable criteria are as follows:

For a director – the General Meeting; for the Chief Executive Officer (who is not a director) – the Compensation Committee and the Board; for the other officeholders – the Chief Executive Officer and the Compensation Committee. When the officeholder is a Controlling Shareholder, additional approvals will be required pursuant to the law.

The General Meeting hereby authorizes, by virtue of its approval of the Compensation Policy, the aforementioned organs for the determination of the targets thereby.

The relevant competent organ will determine, in addition to the targets themselves, guiding rules or a numeric formula for the calculation of the bonus entitlement according to the achievement of the defined targets, such as a minimum threshold for entitlement and relative entitlement. Unless determined otherwise, the calculation of the rate of the target bonus to which the officeholder is entitled will be performed in a linear manner, such that the officeholder will be entitled to the proportionate share of the annual bonus, or the proportionate share for each of the targets separately, as determined for him in accordance with the rate at which he achieves the targets (for example: achievement of 80% of the targets (or of a specific target) entitles to 80% of the target bonus that shall have been set for full achievement of the targets (or the relevant target).

22.	Qualitative Targets

A performance evaluation which will be carried out as is customary at the Company in the context of the employee evaluation process and will also address non-financial criteria. The evaluation will address, inter alia, the officer’s long-term contribution and long-term performance.

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23.	Threshold Conditions to Entitlement for an Annual Bonus

The Company may determine one or more threshold conditions, the non-fulfillment of which will prevent payment of an annual bonus based on measurable targets however, in such cases, the compensation committee may decide, based on reasons that will be recorded, to pay part of the aforesaid bonus, inter alia, considering events or circumstances which occurred and justify payment as aforesaid.

24.	Annual Bonus Cap

The maximum annual bonus for the Company’s officers is as specified below:

Position	Maximum annual bonus
Chief Executive Officer	8 times the Base Salary
Active Chairperson	6 times the Base Salary
Executive (but including a director holding office in an additional capacity with the Company)	6 times the Base Salary

25.	Bonus Payment Date

25.1	The annual bonus will be paid to the officeholders once a year, following receipt of the approvals required by law, shortly after the approval of the Company’s audited financial statements for the relevant year.

25.2	The Company is entitled to approve the bringing forward of an annual bonus or payment on account of the annual bonus, in such manner as the Compensation Committee will deem fit. Insofar as payments are made to the officeholder in excess, on account of the annual bonus, such payments will be deemed a predetermined and liquidated debt of the officeholder to the Company, and the Company will be entitled to offset and deduct such debt from his salary and/or from any and all other payments which the Company will be required to make to the officer.

26.	Material One-Time Events

In order to calculate the bonuses (including the entitlement to bonuses), the Compensation Committee and the Board of the Company will be entitled (but not obligated) to deduct one-time events from the Company’s financial results, whether such deductions increase the bonus or establish entitlement to a bonus, or such deductions decrease the bonus or subsequently thereto, no bonus entitlement is established, in accordance with the nature and effect of the event, as specified below:

26.1	Business Changes: one-time transactions not in the ordinary course of business, whether or not the same were taken into account in advance when determining the Company’s budget.

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26.2	Accounting Changes: changes to the accounting standards during the year or to the interpretation by the accounting bodies or the Israeli Securities Authority with regard to the manner of application thereof, early adoption of accounting standards, changes to the application of an accounting policy, changes to an accounting classification, a material change to an estimate, an event mandating the restatement of comparison figures from previous periods which has material implications on the results of the report period, etc.

For the avoidance of doubt, an accounting change that has an effect on comparison figures of previous periods will not affect the compensation paid de facto in the years prior to the adoption of the change.

26.3	Tax changes: changes to tax rates, changes to legislation, regulations or the position of the Israeli tax authorities or an arrangement or a ruling with the tax authorities, further to which material changes occurred in the tax expenses or tax payments, changes to the tax expenses or tax payments for previous years, whether pursuant to an agreement or an order, etc.

26.4	Force Majeure, events of force majeure or a general state of emergency or events of attacks against the Company and its systems (including cyberattacks), etc.

27.	Public Offering Bonus

The Company has decided to exclude from this Compensation Policy, any one-time bonus that will be paid due to an offering of the Company on the Tel Aviv Stock Exchange Ltd. The total amount of the one-time bonuses due to this event, in respect of each of the Company’s officers, will not exceed four (4) times the Base Salary.

In addition, insofar as the Company will in the future make a public offering or list on an overseas stock exchange, the relevant competent organ will be entitled to decide to make a special bonus payment to any of the officeholders (including the Chief Executive Officer), in the amount equal to up to five (5) times the Base Salary of the relevant officeholder.

28.	Entitlement of an Employee Who No Longer Holds Office

28.1	The annual bonus will be paid to officeholders who worked for and/or rendered services to the Company and/or a held corporation thereof, at least 5 months before the date of approval of the financial statements for such year. The calculation of the first bonus for an officer as aforesaid will be in a proportionate manner, only with regard to the months in the calendar year for which he will be entitled to a bonus.

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28.2	A resigning officeholder will not be entitled to a payment of a bonus for the year in which he resigned.

28.3	An officeholder who was dismissed due to circumstances which deny the right to receive severance pay, will not be entitled to a bonus payment.

28.4	An officeholder who is dismissed in a calendar year not due to circumstances denying the right to receive severance payment, will be entitled to a proportionate bonus for such year in which his employment was terminated and the same will be paid proportionately to the period of his employment in such year.

29.	In the event that the Company’s audited and consolidated financial statements are amended and restated in a way that if the annual bonus amount which was due to the officeholder for that year had been calculated according to the amended figures, the officeholder would have received a different bonus amount, the Company will pay the officeholder, or the officeholder will return to the Company, as the case may be, the difference between the amount of the bonus he received, and the bonus to which he would have been entitled pursuant to the aforesaid amendment, within the period determined by the Board, which will be no longer than six (6) months (subject to the possibility of extending the period by up to six (6) more months if the returned amount is higher than thirty percent (30%) of the officer’s Base Salary), and all, if 12 quarters shall not have yet elapsed from the date of approval of the bonus for the officeholder. It is clarified that a restatement of figures in the financial statements which derives from changes to the law, regulations or accounting standards, will not be deemed as a restatement due to which the provisions of this section will apply.

30.	In addition, in special cases the board may reduce the annual bonus, or postpone the payment, in whole or in part, or record a provision due thereto in the financial statements, and pay the same on the date scheduled thereby.

E.	One-Time Bonus

31.	The Board, following the approval of the Compensation Committee, may decide to pay a one-time bonus, due to extraordinary effort or achievements of an officer of the Company (the “One-time Bonus”).

32.	A One-time Bonus will not exceed the amount equal to three (3) times the Base Salary of the relevant officeholder, however, insofar as the One-time Bonus is paid to the Chief Executive Officer due to discretionary targets which were not determined in advance, the One-time Bonus, together with any other discretionary bonus paid in that year to the Chief Executive Officer, will not exceed twice the Base Salary. When the Chief Executive Officer or the officeholder is a Controlling Shareholder, additional approvals will be required pursuant to any law.

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For the avoidance of doubt, the One-time Bonus is additional to the caps determined in Section 24 above.

33.	The provisions of Section 29 above will also apply to the One-time Bonus.

F.	Equity Compensation

34.	The Compensation Committee and the Board of the Company will be entitled, subject to the provisions of the law, to grant the officeholders, in order to incentivize the officeholders to maximize the Company’s profits and in order to strengthen the connection between the interests of the officeholders of the Company and the shareholders thereof, shares, restricted shares, share options, phantom shares (options the payments of which may be performed in cash), non-recourse loans, and guarantees to loans for the purpose of purchasing the Company’s shares, and all, in accordance with a long-term compensation plan to be formulated and adopted by the Company’s institutions, from time to time. As of the date of approval of this Compensation Policy, the Company has an employees and officeholders option plan which was approved in 2015.

35.	The exercise price will be as the Board will determine with regard to each offeree and as will be specified in the relevant grant agreement, and insofar as is relevant to the offeree – in accordance with the principles of the Compensation Policy, provided that unless stated otherwise, the exercise price of options to offerees who are officeholders of the Company will be no less than the share price on the date of the Board resolution regarding the grant, and in any event, no less than the average price of the Company’s share on the stock exchange in the thirty (30) days of trade prior to the date of the Board resolution approving the grant of the equity compensation to the offeree. Unless determined otherwise by the Company’s Board, the exercise price will be adjusted to a dividend distribution.

36.	Options can be exercised in a cashless exercise or in cash or through a combination thereof, as the Board will determine.

37.	When determining the rate of equity compensation, the Compensation Committee and the Board of the Company will consider the extent of the dilution it may cause the Company’s shareholders. The maximum dilution rate that is possible in the aggregate due to all of the grants, which will be performed in the Company, to employees, including officers, will be 15%. For the avoidance of doubt, the rate of dilution as aforesaid will not include grants given before the date of closing of the initial public offering of the Company (i.e., before March 2021) to the Company’s founders (Messrs. David Pincu, Ilan Ben David and Nir Zohar) due to their role as founders.

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38.	The annual value of the benefit on the grant date (and with respect to cash-settled equity compensation, such as phantom shares – on the payment date) will not exceed:

Position	Cap of the annual value of the benefit for a full-time position
Chief Executive Officer	8 times the Base Salary
Active Chairperson/ an active director rendering services to the Company.	8 times the Base Salary
Executive (but including a director holding office in an additional capacity with the Company)	8 times the Base Salary
A director (other than an Active Chairperson or a director rendering services to the Company)	100% of the Base Salary (retainer and participation remuneration)

The calculation of the annual value of the benefit will be performed based on a linear division over the vesting period and not on the basis of the book record of the expense (i.e. – the economic value on the grant date will be divided by the number of vesting years).

39.	Unless the Board shall have determined otherwise with respect to any specific offeree or any specific grant (which determination will not be subject to the shareholders’ approval, unless such approval is required pursuant to the applicable law), and a provision as aforesaid is included in the relevant grant agreement, the securities will vest (and become exercisable) over a period of at least 3 years, with at least 25% of the total securities granted to the aforesaid offeree vesting and becoming exercisable after the lapse of every twelve (12) full months of consecutive service by the offeree.

40.	The Board will be entitled to determine that in the event of a merger of the Company (a merger of the Company with or into another corporation, or the sale of all or substantially all of the Company’s assets or shares) or a change of control in the Company or an event of a material investment in the Company (the “materiality” of an investment will be determined by the Board) or sale or grant of an exclusive license for the majority of the Company’s intellectual property, all or part of the remaining balance of the securities that are yet to vest will be accelerated.

41.	The exercise period for any security that shall have vested will be up to 10 years from the date it is granted (or a shorter period of time, as the Company’s organs will determine).

42.	The Compensation Committee will be entitled to condition the vesting of the securities, in whole or in part, on the achievement of additional targets that will be determined on the allotment date, and to determine conditions in which the officer can be denied the securities that are yet to vest.

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43.	Each allotment will be subject to the receipt of stock exchange’s approval and the fulfillment of the conditions determined in the stock exchange rules and regulations, including with regard to the minimum price per share.

G.	Termination of Office

44.	All of the officeholders will be entitled to the release of the funds accrued for their benefit and in their name in designated pension- and severance pay-provident funds.

45.	All of the officeholders having employment relations will be entitled to severance pay in accordance with the requirements of the Severance Pay Law.

46.	officeholders will be entitled to an advance notice period and an adjustment bonus in terms of salary upon the conclusion of their employment (insofar as the conclusion of their employment is not under circumstances which do not entitle to severance pay), as described in the table below:

	Maximum advance notice (in months)	Maximum adjustment (in months)
Chief Executive Officer	5	4
Active Chairperson	3	3
Other officeholders	4	3

The Board may shorten the advance notice period.

During the advance notice period, the officeholder is required to continue to be employed de facto with the Company. During the advance notice period, employment relations will continue to apply between the Company and the officeholder and therefore, the officeholder will be entitled to all his compensation components, including an annual bonus to which the officeholder will be entitled only if his employment with the Company continues in facto, on a pro rata basis, according to the actual period of work in that year. The aforesaid notwithstanding, the Board will be entitled to waive the officeholder’s engagement during the advance notice period, in whole and/or in part, provided that the Company or a subsidiary, as the case may be, continues to pay the compensation and related benefits which are due to the officeholder according to the agreement with him, for the entire advance notice period.

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47.	The Compensation Committee and the Board are authorized to determine a retirement bonus for an officeholder (either in advance or during his employment period), provided that the officeholder was employed by the Company or rendered his services thereto for no less than 3 years. In determining the retirement bonus amount, the following considerations will be taken into account: the officeholder’s period of office or employment, his terms of office and employment in that period, the Company’s results in the aforesaid period, the officeholder’s contribution to the achievement of the Company’s targets and maximization of profits and the circumstances of the retirement. Entitlement to a retirement bonus as provided in this section will not be granted as a matter of routine, according to the terms and conditions stated in this section, unless the Compensation Committee and the Board will deem that in the specific circumstances there is a special need for granting the bonus.

Retirement bonuses will be limited to 3 times the Base Salary.

H.	Indemnification, Exemption, and Liability Insurance of Officers

48.	The officeholders and directors of the Company will be entitled to an officeholders liability insurance policy and letters of exemption and indemnification in accordance with the provisions of the law, as will be approved by the Company and given (if any) from time to time.

49.	The main terms of the engagement for a D&O liability insurance:

49.1	The coverage will not exceed $15 million per event and for the annual insurance period, plus reasonable expenses.

49.2	The amount of the premium and the deductibles will be in accordance with the market conditions in that year, on the date of the purchase of the insurance policy, and the cost is immaterial to the Company. The Company will receive assistance from its external insurance advisors in order to determine the market conditions as aforesaid.

50.	Directors and officeholders liability insurance (run-off) – the Company will be entitled to purchase a run-off type D&O liability insurance policy for the directors and officeholders who shall have held office in relation to the relevant activity, subject to the conditions specified below: (a) the insurance period will not exceed 7 years; (b) the coverage will not exceed $15 million and there will be a minimum at the limit of liability of the previous policy; (c) the amounts of the premium and the deductibles will be in accordance with the market conditions on the date of taking out the insurance policy and the cost is immaterial to the Company. The Company will receive assistance from its external insurance advisors in order to determine the market conditions as aforesaid.

51.	Any purchase of any officeholders insurance policy as aforesaid or renewal thereof during the period in which the Compensation Policy is valid will not be brought for further approval by the Company’s shareholders meeting, provided that the Compensation Policy was approved by the Company’s General Meeting and that the Company’s Compensation Committee will confirm that the purchased insurance policies comply with the conditions stated above, are at market conditions, and will not have a material effect on the Company’s profitability, assets or liabilities.

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I.	Directors’ Compensation

52.	The directors of the Company, including external directors and directors who are Controlling Shareholders or interested parties of the Company, other than directors holding office in an active position (such as: the chairperson of the Board or a director also holding office as an Executive) or in an additional capacity in the Company or who render services to the Company and receive compensation in connection therewith, will be entitled to compensation pursuant to the Companies Regulations (Rules on Remuneration and Expenses for an Outside Director) 5760-2000, as will be determined at the Company, from time to time, according to the Company’s ranking. A non-executive chairperson of the Board will be entitled to remuneration of up to twice the remuneration paid to an ordinary director.

53.	The aforesaid notwithstanding, these acts will not be deemed as deviating from this Compensation Policy, provided, insofar as required, that such acts shall have been duly authorized by the organs required therefor, in accordance with the provisions of the Companies Law:

53.1	The director waives the remuneration due to him, in whole or any part thereof;

53.2	The organs authorized by law shall have approved a different or an additional payment to the director, since he holds an additional office with the Company or with an affiliate thereof.

54.	The Company will be entitled to give Company directors, including the external directors, equity compensation according to the limitations determined in this Compensation Policy and subject to the provisions of any law, provided that the overall value of the benefit, for each of the directors, will be subject to the limitation on the value of the benefit included in Section 38 above.

J.	Further General Provisions

55.	The officeholders who will be subject to the compensation policy may be the Company’s employees or independent contractors which provide services thereto. Insofar as the officer provides services to the Company as an independent contractor, the provisions of the compensation policy will apply mutatis mutandis, the compensation to the officeholder will be paid against an invoice, and the compensation components will be normalized such that overall, they will be financially consistent with the provisions of this Compensation Policy.

56.	The Compensation Policy will apply to compensation approved starting from the date of adoption of the Compensation Policy in accordance with the provisions of the law, forth. The Compensation Policy does not prejudice the Company’s existing engagements with officeholders.

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